Exhibit 99.1

NOTICE OF CHANGE IN CORPORATE STRUCTURE
SECTION 4.9 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

Item 1 Names of the Parties to the Transaction

TransCanada Corporation name change to:

TC Energy Corporation
Corporation TC Ḗnergie

Item 2 Description of the Transaction

Effective May 3, 2019, TransCanada Corporation (the “Corporation”) changed its name to:

TC Energy Corporation
Corporation TC Ḗnergie

The Corporation may use its name in either the English Form, the French form or a combination of the English and French form in any jurisdiction.

At the open of markets on or about May 9, 2019, the Corporation will commence trading under its new name. The Corporation will continue to trade under the symbol (TRP).

Item 3 Effective Date of the Transaction

May 3, 2019.

Item 4 Name of Each Party, if any, that ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity

Not applicable.

Item 5 Date of the Reporting Issuer’s First financial year-End after the Transaction, if applicable

Not applicable.

Item 6 The Period, including comparative period, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year after the Transaction, if applicable

Not applicable.

Item 7 Documents filed under NI 51-102 that describe the Transaction

1.	January 9, 2019: News Release announcing intention to change name.

2.	March 18, 2019: Management Information Circular, dated February 28, 2019, with item of business for name change.

3.	May 3, 2019: News Release announcing directors’ election results and shareholder approval of name change.

DATED: May 3, 2019